

Mailstop 3233

October 9, 2015

VIA E-MAIL
Mr. Nissim S. Trabelsi
Chief Executive Officer
Mazzal Holding Corporation
1625 VFW Parkway
Boston, Massachusetts 02132

> **Re:** **Mazzal Holding Corporation**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 24, 2015**
> **File No. 000-55152**

Dear Mr. Nissim S. Trabelsi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 9A.   Controls and Procedures, page 16

1.   We note that you filed an annual report for the prior fiscal year ended December 31, 2013 and the annual report for the fiscal year ended December 31, 2014 represents your second annual report since your registration statement on Form S-1 went effective. As a result, pursuant to step (1) of Instructions to Item 308 of Regulation S-K, it appears you are required to comply with Item 308(a) of Regulation S-K. Please amend your annual report to provide a report of management on your internal control over financial reporting that contains all requirements outlined within Item 308(a) of Regulation S-K.

2. Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year covered by the report. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Question 115.02 of the Compliance and Disclosure Interpretations for Securities Act Forms, which you can find at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, if management concludes that the disclosure controls and procedures were effective, please tell us the factors you considered and highlight for us those factors that support your conclusion. Alternatively, please include within your amendment a revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or the undersigned at (202) 551 - 3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities